03012438

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC MAIL RECEIVED PROCESSING SECTION
MAR 05 2003
WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Express Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8540 S. Eastern Ave, Ste 210
(No. and Street)

Las Vegas, NV 89123
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LouAnn Kicker 702-794-2355
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Bonzo
(Name – *if individual, state last, first, middle name*)

4086 Spring Leaf Dr. Las Vegas, NV 89147
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, LouAnn Kicker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Express Securities, as of 12/31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Executive VP / CFO

Title

Notary Public

GERARD FOLEY
Notary Public, State of Nevada
Appointment No. 01672341
My Appt. Expires Jan. 17, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL EXPRESS SECURITIES, INC.

Financial Statements

December 31, 2002 and 2001

Prepared by
James R. Bonzo CPA
4086 Spring Leaf Drive
Las Vegas, NV 89147
(702) 367-4483

TABLE OF CONTENTS

GLOBAL EXPRESS SECURITIES, INC.
STATEMENT OF ASSETS
12/31/2002 and 2001

ASSETS

CURRENT ASSETS	12-31-02		12-31-01	
Cash in Bank	$	92	$	13
Certificates of deposit		12,703		12,450
TOTAL CURRENT ASSETS		**12,795**		**12,463**
TOTAL ASSETS	**$**	**12,795**	**$**	**12,463**

See accompanying accountant report.

GLOBAL EXPRESS SECURITIES, INC.
STATEMENT OF LIABILITIES & EQUITY
12/31/2002 and 2001

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

LIABILITIES	**12-31-02**	12-31-01
Accounts Payable	$ -	$ 1,925
TOTAL LIABILITIES	**0**	**1,925**
SHAREHOLDERS' EQUITY		
COMMON STOCK, $1 par value:7,500 shares authorized		
100 shares issued and outstanding	1,000	**100**
Additional paid-in capital	22,198	38,771
Accumulated deficit	(10,402)	(28,333)
TOTAL EQUITY	12,795	10,538
TOTAL LIABILITIES & EQUITY	**$ 12,795**	**$ 12,463**

See accompanying accountant report.

GLOBAL EXPRESS SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED 12-"31-02 & 12-31-01

INCOME AND EXPENSE	12-31-02	12-31-01
Revenue		
Interest Income	$ 4,277	$ 2,234
Total revenue	4,277	2,234
EXPENSES		
Professional fees	1,904	12,222
Other fees	0	248
TOTAL EXPENSES	**1,904**	**12,470**
NET INCOME (LOSS)	**$2,373**	**($10,236)**

See accompanying accountant report.

GLOBAL EXPRESS SECURITIES, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
YEAR ENDED 12-*31-02 & 12-31-01

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, Begining	$ 100	$ 38,771	$ (28,333)	$ 10,538
Adjustment			17930	17930
Capital Contribution	900	0	0	900
Operatin income(loss)		(16,573)	$2,373	(16,573)
Balance, Ending	$ 1,000	$ 22,198	$ (28,333)	$ 12,795

See accompanying accountant report.

GLOBAL EXPRESS SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED 12-"31-02 & 12-31-01

	Period ended 12/31/2002 and 2001	
Cash flows from operating activities	2002	2001
Net income	$ 2,373	$ (10,236)
Adjustments to reconcile Net Income (loss) to net cash provided by operating activities change in accounts payable	(1,925)	1,125
Net cash provided (used) by operating activities	448	(9,111)
Cash flows from investment activities		
Change in certificates of deposit	(345)	(649)
Net Cash provided (Used) by investment activities	(345)	(649)
Net Cash provided (used) by financing activities		
Net Cash in Capital contributions & adjustments		9,662
Net change in cash	(37)	(98)
Cash at start of period	13	111
Cash at end of period	$92	$13

See accompanying accountant report.

GIOBAL EXPRESS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

		Period ended 12/31/2002 and 2001
Net Capital		
Total Stockholder Equity	$	12,795
Aggregate Indebtedness		
Items included in the Statement of Liabilities		
Income taxes payable	$	0
Computation of Basic Net Capital Requirements		
Basic net capital required	$	5,000
Capital in excess of minimum requirement	$	7,795
Ratio:aggregate indebtedness to net capital		N/A

See accompanying accountant report.

Global Express Securities, Inc.
Notes to Financial Statements
As of December 31, 2002

Note 1 – Organization and Purpose

Global Express Securities, Inc. was incorporated as First Florida Securities, Inc. in 1998 under the laws of the state of Florida. The Company Relocated from Osprey, Florida to Las Vegas, Nevada during 2000. The Company is a registered Broker-Dealer with the Securities and Exchange Commission (the SEC) and is a member of the National Association of Securities Dealers Inc. (the NASD).

Note 2 – Summary of Significant Accounting Policies

Business

The company clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15 (c) 3-3 under paragraph K (2)(I).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and cash equivalents

The Company considers short-term investments with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company has elected be treated as an "S Corporation" for federal and state income tax purposes and accordingly, all net income or loss, will be reported by the stockholders on their individual income tax returns.

See accompanying accountant's report.

Global Express Capital Real Estate
Investment Fund I, LLC
Notes to Financial Statements (Continued)
As of December 31, 2002

Note 3 – Certificates of Deposit

Due April 2003,	**2.13%**	**$ 7,592.00**
Due March 2003,	**2.82%**	**$ 5,111.00**
		$12,703.00

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commision Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At **December 31, 2002** the Company had net capital of **$12,795.00**, which was **$7,795.00** in excess of its required net capital of **$5,000.00.** The Company's ratio of aggregated indebtedness to net capital was **20 to 1**.

Note 4 – Capital Contributions

One of the shareholders has paid some of the Company expenses on their behalf. These expenses have been treated as a capital contribution. This shareholder paid for a total of **$9,662.00** of expenses for the Company.

See accompanying accountant's report.